02018471

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002 366

SEC FILE NUMBER
8- 23612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Asset Planning Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

238 S. Peters Road, Building A
(No. and Street)

Knoxville	TN	37923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitzi Stamps (865) 690-1231
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMurry & Company, P.C., CPA's
(Name — *if individual, state last, first, middle name*)

408 Northshore Drive	Knoxville	TN	37919
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, x PAUL K. FAIN III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asset Planning Corporation, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

x [signature]
Signature

x PRESIDENT
Title

x [signature]
Notary Public

KATHY PATTY NOTARY PUBLIC AT LARGE KNOX COUNTY, TN MY COMMISSION EXPIRES 7-30-2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

ASSET PLANNING CORPORATION

December 31, 2001

TABLE OF CONTENTS

McMURRY & COMPANY, P.C.

Directors
Martha D. McMurry, CPA
Teresa J. Newby, CPA

Certified Professionals
Helen H. Boring, CPA
Sharon S. Broyles, CPA
S. Elizabeth Gerkin, CPA
Diana K. Tonn, CPA

INDEPENDENT AUDITORS' REPORT

February 8, 2002

Board of Directors
Asset Planning Corporation
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of Asset Planning Corporation (a Tennessee corporation) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asset Planning Corporation at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMurry & Company, P.C.

MCMURRY & COMPANY, P.C.
Certified Public Accountants

Certified Public Accountants
408 Northshore Drive
Knoxville, Tennessee 37919
(865) 584-8871
(865) 584-6517 FAX

ASSET PLANNING CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS		
Cash and cash equivalents:		
Cash in banks	$	19,705
Money market funds		86,404
		106,109
Accounts receivable		95,477
Receivables from brokers/dealers		14,654
Prepaid expenses		2,350
Due from related parties		610
Deferred income tax benefit		2,300
Property, equipment and software, net of accumulated depreciation and amortization		78,969
Deposits		200
	$	300,669
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$	10,045
Accrued salaries and wages		12,890
Accrued profit sharing contribution		20,000
Accrued federal income taxes		403
Accrued state franchise and excise taxes		911
Deferred income taxes payable		5,700
		49,949
STOCKHOLDERS' EQUITY		
Common stock - 1,000 shares authorized, with 500 shares issued and outstanding, no par value		1,000
Additional paid in capital		5,000
Retained earnings		244,720
		250,720
	$	300,669

The accompanying notes are an integral part of these financial statements.

ASSET PLANNING CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2001

REVENUES		
Fees for account supervision and advisory services	$	409,547
Real estate and management fees		10,827
Securities commissions		92,372
Insurance commissions		42,893
Investment income		1,858
Other income		800
		558,297
EXPENSES		
Salaries and benefits		307,508
Depreciation and amortization		20,755
Loss on disposal of fixed assets		203
Marketing		12,505
Office supplies and postage		44,383
Other operating expenses		28,409
Professional and consulting fees		31,914
Regulatory fees		2,448
Rent		36,936
Repairs and maintenance		12,217
Subscriptions, library		4,372
Taxes		28,090
Telephone and utilities		17,558
		547,298
INCOME BEFORE PROVISION FOR INCOME TAX		10,999
PROVISION FOR INCOME TAX		2,703
NET INCOME	$	8,296

The accompanying notes are an integral part of these financial statements.

ASSET PLANNING CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2001

	Totals	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCES AT BEGINNING OF THE YEAR	$ 242,424	$ 1,000	$ 5,000	$ 236,424
Net income for the year	8,296	-	-	8,296
BALANCES AT END OF THE YEAR	$ 250,720	$ 1,000	$ 5,000	$ 244,720

The accompanying notes are an integral part of these financial statements.

ASSET PLANNING CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	8,296
Adjustments to reconcile net income to net cash provided by operations:		
Provision for depreciation, amortization		20,755
Loss on disposal of fixed assets		203
Deferred income tax expense		2,300
(Increase) decrease in:		
Customer accounts receivable		26,423
Prepaid expenses		(2,350)
Receivables from brokers/dealers		(10,130)
Related party receivables		806
Refundable federal income tax		4,000
Increase (decrease) in:		
Accounts payable and accrued expenses		(3,565)
Accrued franchise and excise taxes		(17)
Accrued federal income taxes		403
NET CASH PROVIDED BY OPERATING ACTIVITIES		47,124
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(7,355)
NET CASH USED BY INVESTING ACTIVITIES		(7,355)
NET INCREASE IN CASH		39,769
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		66,340
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$	106,109
SUPPLEMENTAL DISCLOSURES:		
Income taxes paid:		
Federal	$	-
State		-
Interest paid		-

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Asset Planning Corporation is a broker-dealer registered with the Securities and Exchange Commission and member of the National Association of Securities Dealers. The Company is an independent, privately owned firm established in 1975. The Company provides financial planning and related services to customers located in the East Tennessee area.

Basis of Presentation

The financial statements are prepared using the accrual method of accounting and accounting practices applicable to broker and dealers in securities. Customers' securities transactions and related commission income are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of financial statement presentation, the Company considers all money market funds and highly liquid debt instruments with maturities of three months or less when acquired to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using primarily the straight-line method over the estimated useful lives of the assets. Expenditures for normal repairs and maintenance are charged to operations as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions in the financial statements and consist of taxes currently due plus deferred taxes relating to the future tax consequences of differences between book and tax bases of various assets and liabilities, primarily property and equipment, and due to the tax benefit associated with the future use of net operating loss carryforwards, as further described in Note C.

NOTE B – PROPERTY, EQUIPMENT AND SOFTWARE

Property and equipment at December 31, 2001 consists of the following:

Furniture and equipment	$	111,586
Leasehold improvements		46,818
		158,404
Less accumulated depreciation		(89,661)
		68,743
Computer software, net of accumulated amortization of $12,845		10,226
Total property and equipment	$	78,969

NOTE C - INCOME TAXES

The income tax expense/benefit reflected in the statement of operations consists of the following:

	Federal		State		Total	
Current income taxes	$	403	$	0	$	403
Deferred income tax expense		1,500		800		2,300
Total income tax expense	$	1,903	$	800	$	2,703

At December 31, 2001, the Company has Section 179 depreciation carryforwards available of $1,234 to offset future federal and state income taxes. The Company also has net operating loss carryforwards of $7,837, expiring December 31, 2012, and $1,457, expiring December 31, 2015, available to offset future state income taxes. Charitable contribution carryforwards of $1,457, expiring December 31, 2005, and $1,917, expiring December 31, 2006 are available to offset future federal income taxes. Current year federal and state taxable income was offset by a Section 179 carryover from prior years of $16,646.

A deferred tax liability of $5,700 has been recognized for the temporary differences related to the difference in the book and tax bases of property and equipment. A deferred tax asset of $2,300 has been recorded to reflect the future benefits to be received from the utilization of loss carryforwards and Section 179 carryforwards. The carryforwards are anticipated to be utilized in the upcoming year; therefore, no valuation allowance for the related deferred tax asset has been provided.

NOTE D - RELATED PARTY TRANSACTIONS

The company leases facilities under a one-year lease agreement with one of its stockholders. Total rent paid under the agreement during 2001 was $36,936.

The Company receives real estate commissions and management fees from partnerships related through common ownership. The Company received $10,827 for those services during 2001, and had a receivable of $610 from related partnerships on December 31, 2001. In addition, the Company is the Custodian of an escrow account owned by various partnerships. The cash escrow balance of $5,972 and the offsetting liability to the partnerships are not reflected in the Company's assets and liabilities as of December 31, 2001.

NOTE E - RETIREMENT PLANS

The Company has a profit-sharing retirement plan covering all of its employees with more than one year of service and who have attained 21 years of age. Contributions are made at the discretion of management and are allocated based on employee compensation. The Company elected to contribute $20,000 to the plan for the year ended December 31, 2001.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, both terms as defined by the rule. At December 31, 2001, the Company's net capital amounted to $60,132, and exceeded the capital requirement by $55,132.

The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 15 to 1. The actual net capital ratio was .74 to 1. The minimum net capital requirement may restrict the payment of dividends.

ASSET PLANNING CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2001

Total stockholder's equity (from Statement of Financial Condition)	$	250,720
Additions:		
Deferred income tax liabilities, resulting from non-allowable assets		5,700
		256,420
Deductions:		
Nonallowable assets and adjustments:		
Unsecured accounts receivable		110,741
Property, plant and equipment, net of accumulated depreciation		78,969
Other assets and prepaid expenses		4,850
Haircuts on money market fund		1,728
		196,288
NET CAPITAL	$	60,132
Total liabilities (from Statement of Financial Position)	$	49,949
Deduction - deferred tax liability		5,700
TOTAL AGGREGATE INDEBTEDNESS	$	44,249
Minimum net capital required (greater of $5,000.00 or 6-2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	55,132
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	55,707
Ratio of aggregate indebtedness to net capital		.74 to 1

See accountants' report.

ASSET PLANNING CORPORATION

RECONCILIATION OF AUDITED NET CAPITAL
TO ORIGINAL FILING

For the Year Ended December 31, 2001

Net capital as reported on Company's FOCUS report, Form X-17A-5, dated January 22, 2002	$	100,304
Audit adjustments and reclassifications affecting stockholder's equity:		
Receivables from customers, broker-dealers, others		20,278
Property, plant, and equipment		(18,199)
Other assets		4,529
Accounts payable, accrued liabilities, and expenses		(47,050)
		(40,442)
Audit adjustments that increased non-allowable assets		(5,430)
Deferred tax liability not added back to net capital on original filing		5,700
AUDITED NET CAPITAL	$	60,132

See accountants' report.

ASSET PLANNING CORPORATION

EXEMPTION FROM REQUIREMENTS PURSUANT TO RULE 15c3-3

For the Year Ended December 31, 2001

The Company claims exemption from Rule 15c3-3 based upon selection (k)(1) – Limited business (mutual funds and/or variable annuities only)

See accountants' report.

McMURRY & COMPANY, P.C.

Directors
Martha D. McMurry, CPA
Teresa J. Newby, CPA

Certified Professionals
Helen H. Boring, CPA
Sharon S. Broyles, CPA
S. Elizabeth Gerkin, CPA
Diana K. Tonn, CPA

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

February 8, 2002

Board of Directors
Asset Planning Corporation
Knoxville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Asset Planning Corporation (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

Certified Public Accountants
408 Northshore Drive
Knoxville, Tennessee 37919
(865) 584-8871
(865) 584-6517 FAX

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McMurry & Company, P.C.

MCMURRY & COMPANY, P.C.
Certified Public Accountants